
March 28, 2024

Mark Pomeranz
Chief Executive Officer
Motus GI Holdings, Inc.
1301 East Broward Boulevard, 3rd Floor
Ft. Lauderdale, FL 33301

> **Re: Motus GI Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 22, 2024**
> **File No. 333-278181**

Dear Mark Pomeranz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at 202-551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Steven M. Skolnick, Esq.